UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(D)(4) of the Securities Exchange Act Of 1934
(Amendment No. 9)

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Beacon Roofing Supply, Inc.
(Name of Subject Company)

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Beacon Roofing Supply, Inc.
(Name of Persons Filing Statement)

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Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

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Christine E. Reddy
Executive Vice President, General Counsel
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Name, Address and Telephone Number, including area code, of Agent For Service)

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With copies to:

Kai H.E. Liekefett Leonard Wood Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Eric M. Swedenburg Lee A. Meyerson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 6, 2025. The Statement relates to the unsolicited tender offer by QXO, Inc., a Delaware corporation (“QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO, to purchase all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share, for $124.25 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended as follows:

Item 7.  Purposes of the Transaction and Plans or Proposals

Item 7 is hereby amended and restated in its entirety as follows:

“The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. The Company did not cease such activity as a result of the Offer.

On January 19, 2025, following commencement of the Offer by QXO, the Board authorized J.P. Morgan to conduct outreach to a limited group of third parties to explore whether there were currently available alternatives to the Offer and the standalone plan of the Company that would be in the best interests of the Company and its stockholders.

On March 10, 2025, the Company and QXO announced that they are engaged in negotiations with respect to a possible acquisition by QXO for $124.35 per share in cash pursuant to a negotiated agreement. These discussions may not lead to a business combination.

Except as described in the preceding paragraphs or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Additionally, except as described above or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs.”

Item 9.  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(24)	Joint Press Release, dated March 10, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 10, 2025

BEACON ROOFING SUPPLY, INC.
By:	/s/ Prithvi S. Gandhi
Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer